SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(Name of Issuer) Common Units representing limited partnership interest
(Title of Class of Securities) 131476103
(CUSIP Number) October 1, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 131476103	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS WASSERSTEIN DEBT OPPORTUNITIES MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,868,213 shares of common units representing limited partnership interest
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,868,213 shares of common units representing limited partnership interest
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,213 shares of common units representing limited partnership interest
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.19% of the outstanding shares of common units representing limited partnership interest
12	TYPE OF REPORTING PERSON IA (Investment Adviser), PN (Partnership)

CUSIP NO. 131476103	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS WDO MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,868,213 shares of common units representing limited partnership interest
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,868,213 shares of common units representing limited partnership interest
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,213 shares of common units representing limited partnership interest
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.19% of the outstanding shares of common units representing limited partnership interest
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 131476103	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Rajay Bagaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 248,012 shares of common units representing limited partnership interest
	6	SHARED VOTING POWER 4,868,213 shares of common units representing limited partnership interest
	7	SOLE DISPOSITIVE POWER 248,012 shares of common units representing limited partnership interest
	8	SHARED DISPOSITIVE POWER 4,868,213 shares of common units representing limited partnership interest
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,116,225 shares of common units representing limited partnership interest
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% of the outstanding shares of common units representing limited partnership interest
12	TYPE OF REPORTING PERSON IN (Individual)

CUSIP NO. 131476103	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Joseph Dutton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,868,213 shares of common units representing limited partnership interest
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,868,213 shares of common units representing limited partnership interest
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,213 shares of common units representing limited partnership interest
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.19% of the outstanding shares of common units representing limited partnership interest
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1.	(a)	Name of Issuer:

Calumet Specialty Products Partners, L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

2780 Waterfront Parkway E. Drive, Suite 200
Indianapolis, Indiana 46214

Item 2.	(a)	Name of Persons Filing:

Wasserstein Debt Opportunities Management, LP
WDO Management GP, LLC
Rajay Bagaria
Joseph Dutton

	(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

1185 Avenue of the Americas, 39th Floor
New York, NY 10036

	(c)	Citizenship:

Wasserstein Debt Opportunities Management, LP is a Delaware limited partnership
WDO Management GP, LLC is a Delaware limited liability company
Rajay Bagaria is a citizen of the United States
Joseph Dutton is a citizen of the United States

	(d)	Title of Class of Securities:

Common units representing limited partnership interest

	(e)	CUSIP Number:

131476103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

			Wasserstein Debt Opportunities Management, LP	WDO Management GP, LLC	Rajay Bagaria	Joseph Dutton
(a)	Amount Beneficially Owned:		4,868,213	4,868,213	5,116,225	4,868,213
(b)	Percent of Class:		6.19%	6.19%	6.5%	6.19%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	248,012	N/A
	(ii)	Shared Voting Power:	4,868,213	4,868,213	4,868,213	4,868,213
	(iii)	Sole Dispositive Power:	N/A	N/A	248,012	N/A
	(iv)	Shared Dispositive Power:	4,868,213	4,868,213	4,868,213	4,868,213

The reported units are the Issuer’s common units representing limited partnership interest.

2,951,313 of the reported units are owned directly by private investment funds and separately managed accounts for which Wasserstein Debt Opportunities Management, LP, a Delaware limited partnership (the “Investment Adviser”), serves as the investment adviser. 1,916,900 of the reported units represent options, which have not been exercised, beneficially owned by private investment funds for which the Investment Adviser serves as the investment adviser. The general partner of the Investment Adviser is WDO Management GP, LLC, a Delaware limited liability company (the “General Partner”). The Investment Adviser and General Partner could each be deemed to be an indirect beneficial owner of the reported units.

Rajay Bagaria is a control person of the Investment Adviser and manager of the General Partner, and could be deemed to share such indirect beneficial ownership with the Investment Adviser and General Partner. Additionally, Mr. Bagaria personally owns units of the Issuer, as described above. Joseph Dutton is a control person of the Investment Adviser and could be deemed to share such indirect beneficial ownership with the Investment Adviser. Mr. Bagaria and Mr. Dutton each hereby disclaims any beneficial ownership of any such units of common units representing limited partnership interest in excess of their actual pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated October 12, 2021, among Wasserstein Debt Opportunities Management, LP; WDO Management GP, LLC; Rajay Bagaria; and Joseph Dutton.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	October 12, 2021

WASSERSTEIN DEBT OPPORTUNITIES MANAGEMENT, LP

By:	WDO Management GP, LLC, General Partner

By:	/s/ Rajay Bagaria
Name:	Rajay Bagaria
Title:	Manager

Date:	October 12, 2021

WDO MANAGEMENT GP, LLC

By:	/s/ Rajay Bagaria
Name:	Rajay Bagaria
Title:	Manager

Date:	October 12, 2021

/s/ Rajay Bagaria
Rajay Bagaria

Date:	October 12, 2021

/s/ Joseph Dutton
Joseph Dutton